Exhibit 3.1

First Amendment to Amended and Restated Bylaws
of
AAON, Inc.
(a Nevada corporation)

The Amended and Restated Bylaws of AAON, Inc., a Nevada corporation, dated March 9, 2023 (the “Bylaws”), are hereby amended as follows:

Article III, Section 3.2 of the Bylaws is deleted in its entirety and replaced with the following:

“Section 3.2 NUMBER; TENURE.

The total number of directors constituting the entire Board of Directors shall be fixed in the manner provided in the Articles of Incorporation. The number of directors shall be no less than three directors and no more than eleven directors. The board may increase or decrease the number of directors by resolution to not less than three. Each director shall hold office until his or successor shall be elected or appointed and qualified or until his or her earlier death, resignation or removal. No reduction in the number of directors shall have the effect of removing any director prior to the expiration of his or her term of office. No provision on this Section 3.2 shall be restrictive upon the right of the Board of Directors to fill vacancies or upon the right of the Stockholders to remove directors as hereinafter provided.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS: July 28, 2026.